PERCEPTION CAPITAL CORP. II

315 Lake Street East, Suite 301

Wayzata, MN 55391

August 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Jessica Ansart

Jane Park

Re:	Perception Capital Corp. II (the “Company”)

Amendment No. 1 to Registration Statement on Form S-4

Filed July 26, 2023

File No. 333-272880

Ladies and Gentleman:

I am writing to submit the Company’s response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated August 10, 2023 (the “Comment Letter”), with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4, filed on July 26, 2023 (“Amendment No. 1”).

Concurrently with the submission of this letter, the Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information. Below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the headings and numbered comments in this letter correspond to those contained in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Summary

Certain Engagements in Connection with the Business Combination and Related Transactions, page 11

1.

We understand that Nomura and Moelis, underwriters in your SPAC IPO, intend to waive the deferred underwriting commissions that would otherwise be due to them upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with each firm.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 65 of Amendment No. 2.

Perception Capital Corp. II

August 24, 2023

2.

Please describe what relationship existed between Nomura and PCCT as well as between Moelis and PCCT after the close of the IPO, including any financial or merger-related advisory services conducted by either Nomura or Moelis. For example, clarify whether Nomura or Moelis had any role in the identification or evaluation of business combination targets.

Response: The Company acknowledges the Staff’s comment and advises the Staff that no relationship existed between Nomura or Moelis and the Company after the IPO, nor did Nomura or Moelis have any role in the identification or evaluation of any business combination targets. In response the Staff’s comment, the Company has revised the disclosure on pages 11, 65 and 98 of Amendment No. 2.

3.

Tell us whether Nomura or Moelis was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that Nomura and Moelis claim no role in the SPAC’s business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that neither Nomura nor Moelis were involved in the preparation of or analysis underlying any disclosure in the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 65 and 98 of Amendment No. 2.

4.

Please tell us whether you are aware of any disagreements with Nomura or Moelis regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that Nomura and Moelis were to be compensated, in part, on a deferred basis for their underwriting services in connection with the SPAC IPO and such services have already been rendered, yet Nomura and Moelis are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it is not aware of any disagreements with Nomura or Moelis regarding the disclosure in the Registration Statement. In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 65 of Amendment No. 2.

5.

Disclose whether Nomura or Moelis provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why Nomura and Moelis were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that Nomura and Moelis have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 65 of Amendment No. 2.

Perception Capital Corp. II

August 24, 2023

U.S. Federal Income Tax Considerations, page 229

6.

We note you have included a “short-form” tax opinion as Exhibit 8.1 to the Registration Statement. As stated in Section III.B.2 of Staff Legal Bulletin No. 19 (CF), if a registrant elects to use a short-form opinion, the Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel or accountant, and that disclosure must clearly identify and articulate the opinion being rendered. Please revise the U.S. Federal Income Tax Considerations section of the Prospectus to clearly state that the disclosure in the tax consequences section is the opinion of named counsel. Additionally, please ensure that the Prospectus disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For example, we note that the discussion of whether the Domestication qualifies as an “F reorganization” within the meaning of Section 367 of the Code states that it is “intended to qualify” as such without expressing an opinion. Likewise, the discussion of the redemption of PCCT Class A Ordinary Shares for cash states that the tax treatment “will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code” without expressing an opinion on the applicable tax treatment. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. If the opinion provided is subject to uncertainty, please also add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors.

Response: In Response to Staff’s Comment, we respectfully note that the opinion filed in Amendment No. 1 as Exhibit 8.1 is a “long-form” opinion with respect to the qualification of the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Additional disclosure that corresponds to Exhibit 8.1 has been included on pages xvii and 243 of Amendment No. 2. The Company has also filed a “long-form” tax opinion as Exhibit 8.2 to Amendment No. 2 with respect to the Domestication’s qualification as an “F reorganization” within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code, and has revised the disclosure on pages xv and 233 of Amendment No. 2 to reflect the filing of such opinion. Additionally, we acknowledge Staff’s comment regarding redemption treatment and respectfully note that such treatment depends on the circumstances of each specific redeeming shareholder, the amount of shares redeemed by such shareholder, and the amount of shares redeemed by other shareholders. As such, an opinion cannot be given with respect to the treatment of the redemption because such treatment (i) is specific to each redeeming shareholder and (ii) depends on facts not yet known. We have revised the disclosure on page 236 of Amendment No. 2 to make this clear.

General

7.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Perception Capital Corp. II

August 24, 2023

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s Sponsor, Perception Capital Partners II LLC, is a Delaware limited liability company managed by a sole manager, Mr. Scott Honour, who is a U.S. person. The Sponsor’s controlling member and majority owner is Perception Capital Partners LLC, a Delaware limited liability company controlled and managed by Northern Pacific Group, L.P., a limited partnership organized under the laws of the State of Delaware. Certain non-managing members with non-controlling minority interests in the Sponsor are, or may be deemed to be, controlled by or substantially tied to non-U.S. persons. However, the Sponsor is not controlled by, nor does it have substantial ties to, any non-U.S. person by virtue of any such member or otherwise.

Spectaire Inc. (the “Target”) is a Delaware corporation that is controlled by or has substantial ties to non-U.S. persons. However, it is anticipated that no non-U.S. person or persons acting in concert will own over ten percent of the post-closing entity. The Company is not aware of any other individual or entity associated with or otherwise involved in the transaction that is, is controlled by or has substantial ties with a non-U.S. person.

Accordingly, the Company does not believe that any of the aforementioned facts or relationships regarding the Sponsor or the Target would, by themselves, subject the transaction to regulatory review, including review by CFIUS, nor does the Company believe that if such a review were conceivable that, based solely on such facts or relationships, the transaction ultimately would be prohibited. However, in the event the transaction were to become subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as CFIUS, the Company has revised disclosure beginning on page 64 of Amendment No. 2 in view of the Staff’s comment.

8.

Please amend your disclosure throughout your prospectus to provide estimates as of a recent practicable date for the following: (1) the aggregate market value of the Founder Shares; (2) the aggregate market value of the Private Placement Warrants; (3) closing prices of the PCCT Units, Public Shares and Public Warrants; (4) the value of the 11,500,000 Public Warrants retained by redeeming Public Shareholders; (5) the dollar value of the aggregate transaction costs; and (6) the amount in the Trust Account. Please also amend to disclose the number of shares of NewCo Common Stock and NewCo Preferred Stock that you are seeking authorization to issue. See generally Rule 430 of the Securities Act of 1933.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures throughout Amendment No. 2.

Perception Capital Corp. II

August 24, 2023

Please do not hesitate to contact Michael Mies at (650) 470-3130 or Gregg Noel at (650) 470-4540 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

PERCEPTION CAPITAL CORP. II

By:	/s/ Rick Gaenzle
Name:	Rick Gaenzle
Title:	Chief Executive Officer

cc:	Michael Mies, Skadden, Arps, Slate, Meagher & Flom LLP

Gregg Noel, Skadden, Arps, Slate, Meagher & Flom LLP